

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 4, 2006

Mr. Doug Leifermann
Chief Financial Officer
Golden Oval Eggs, LLC
1800 Park Avenue East
Renville, MN 56284

> **Re:** **Golden Oval Eggs, LLC**
> **Form 10-K for Fiscal Year Ended August 31, 2005**
> **Filed November 29, 2005**
> **File No. 0-51096**

Dear Mr. Leifermann:

We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 18

1. We note your disclosure that you are required to maintain a collateral account for your interest rate collar and that the "fair value of the interest rate collar agreement is recorded as a reduction of the value of the collateral account" in

your consolidated balance sheets. Please confirm, if true, that you have met the conditions for right of setoff outlined in paragraph 5 of FIN 39 or otherwise advise. In addition, please tell us whether or not your collateral arrangement falls under the guidance in paragraph 15 of SFAS 140.

Financial Statements

Consolidated Balance Sheets, pages 24 and 25

2.   With respect to your line item under Patrons' and Members' equity entitled Non-controlling interest in consolidated entities, we note your disclosure on page 43 that these balances represent "the non-controlling members' proportionate share of the equity of AEI, LLC, the minority stockholders' proportionate share of the equity of United Mills, and the patrons' equity of Midwest Investors of Iowa, Inc." Please tell us why you do not believe these amounts should be reflected separately as minority interests on the consolidated balance sheets in accordance with Rule 5-02(27) of Regulation S-X and similarly for the consolidated statements of operations in accordance with Rule 5-03(12) of Regulation S-X.

Consolidated Statements of Cash Flows, page 28

3.   We note your presentation reflecting the net effect from adoption of FIN 46(R) and the line item Cumulative cash effect of adoption of FIN-46R totaling $856 in 2004. We further note your reconciliation of this amount in Note 2 on page 35. Please explain in more detail i) why you reflect the cash flow activities net of the effects of adoption of FIN 46(R) and ii) what the $856 amount represents. In addition, please provide reference to the specific guidance within FIN 46(R) to support your presentation.

Note 8. Owners' Equity, page 42

4.   Please tell us how your disclosure surrounding Per unit retains is reflected in your consolidated balance sheets. In addition, please clarify which of the items in (a) through (f) represent your prior capital structure and which items represent your current capital structure.

5.   We note your statement, with reference to the unallocated capital reserve under item (d), that "allocations may be made in cash, stock or in the form of written notices of allocations in proportions determined by its Board of Directors." Please confirm, if true, that the balance in this 2004 line item represents amounts that have been approved by the Board but have not been allocated to patrons as of the balance sheet date or otherwise advise.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief